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Exhibit 10.19

[Northwest Airlines Letterhead]

October 23, 2001

Mr. Mickey P. Foret
7001 Valley View Road
Edina, MN 55439

Dear Mickey:

This letter sets forth the terms and conditions of your continued employment with Northwest Airlines, Inc. (the "Company"). Those terms and conditions are as follows:

        1.    Position and Duties.    You currently hold the position of Executive Vice President & Chief Financial Officer of Northwest Airlines, Inc. (the "Company") and Chairman and Chief Executive Officer—NWA Cargo, Inc. You shall continue to have the powers and duties as you do today and such other powers and duties as may from time to time be prescribed by the Board of Directors of the Company. You shall devote substantially all of your working time and efforts to the business and affairs of the Company and its affiliates. Your employment at the Company shall be subject to the rules, code of conduct and regulations of the Company as in effect from time to time, which shall not conflict with the terms of this Agreement.

        2.    Compensation.    Your base salary on the date of this letter shall continue in effect, subject to any future increases granted by the Company. You shall be entitled to participate in the Company's Key Employee Annual Cash Incentive Program (the "KEACIP") or any successor cash incentive plan on the same terms as other executives at your same level which shall be established by the Board from time to time in its sole discretion.

        3.    Medical and Dental Benefits.    While employed by the Company and thereafter during your lifetime, you and your spouse shall be eligible to participate in the Company's medical and dental plans under the same terms and conditions as applicable to you today; provided, however, that if in the future you are employed by another employer, such coverage shall become secondary to any coverage provided by such employer for the period in which you are entitled to such coverage. In addition, while employed by the Company hereunder, you shall be reimbursed by the Company for all reasonable out of pocket medical and dental expenses incurred by you and your spouse and not otherwise paid or provided for under any medical plan maintained for your benefit.

        4.    Executive Life Insurance.    You are currently participating in the Company's Executive Life Insurance Plan, under which the Company has purchased for you a $1 million executive life insurance policy. The policy is structured so that premium payments will be made by the Company in annual installments of twenty percent (20%) each over a 5 year vesting period commencing on your start date of May 11, 1998 and for so long as you are an employee of the Company. Once all scheduled premium payments have been made, you shall be fully vested in this benefit. You are the owner of the policy and are entitled to the cash surrender value of the policy at any point in time. You may not, however, during your employment with the Company, withdraw the cash value from the policy before all scheduled premiums have been paid without the Company's consent, and, if your employment with the Company is terminated before all scheduled premium payments have been made, the Company will not be obligated to pay any additional premiums the policy may require.

        5.    SERP.    Based on your service with the Company and pursuant to your prior agreements with the Company, as of April 1, 2001 you have accrued a total of 18.5 years of service credit for purposes of determining your total retirement benefit under the final average pay formula contained in the Northwest Airlines, Inc. Retirement Plan for Management Employees (as amended from time to time in accordance with its terms, the "Retirement Plan"), the Northwest Airlines, Inc. Officers Excess Benefit Plan (as amended from time to time in accordance with its terms, the "Excess Plan"), and the Northwest Airlines, Inc. Supplemental Executive Retirement Program (as amended from time to time in accordance with its terms, the "SERP"). This 18.5 years of service credit includes all ten (10) years of additional service credit provided under the provisions of the SERP that you would have accrued through May 11, 2003 as a participant in the SERP. Pursuant to Section 4.3 of the SERP, in addition to the benefits you have previously accrued, the Company agrees to supplement your retirement benefits by granting you two (2) additional years of service credit for each full year of employment with the Company during the four (4) year period commencing on April 1, 2001 (but only for so long as you remain an employee of the Company), up to a total of eight (8) years of additional service credits. If you continue to be employed by the Company on April 1, 2005, you therefore will have accrued a total of twelve (12) years of service credit under the Retirement Plan, the Excess Plan and the SERP for such four (4) year period. Any supplemental retirement benefits provided to you pursuant to this paragraph 5 shall be subject to the provisions of the SERP. This will confirm that, in connection with the implementation of the proposed amendments to the Retirement Plan and the Excess Plan (the "Retirement Plan Amendments"), you will be entitled to receive upon termination of employment with the Company to be paid on the last day of employment with the Company the greater of your vested pension benefit calculated under the existing final average earnings formula set forth in the Retirement Plan and the Excess Plan and any cash balance program implemented by the Company pursuant to such proposed amendments. The SERP will be amended with the attached amendment.

        6.    Pass Privileges.    You are entitled to receive a lifetime airline pass for the personal use by you and your spouse. Such airline pass shall entitle you and your spouse to travel on regularly scheduled domestic and international flights of the Company, with boarding priority of F1 (positive space First Class) in accordance with the Company's pass policies in effect on the date of this Agreement. The Company will be responsible for any personal income tax liability arising from such pass travel.

        7.    Outstanding Stock Awards; Deferred Stock Grant.

        (a)  You were previously granted pursuant to the Company's 1994 Stock Incentive Plan the non-qualified stock options to purchase shares of common stock, par value $.01 per share of the Company (the "Common Stock"), described on Attachment A hereto, each of which are governed by the terms of the Non-Qualified Stock Option Agreement between you and the Company pertaining to such stock option award. In addition, you were previously granted (i) a Deferred Stock Award for 50,000 shares of Common Stock pursuant to the Company's 1999 Stock Incentive Plan and that certain Deferred Stock Award Agreement dated as of July 11, 2000 between you and the Company (the "Deferred Stock Award Agreement"); and (ii) a Phantom Stock Unit Award for 66,000 units pursuant to the Company's 1994 Stock Incentive Plan and that certain Phantom Stock Unit Award Agreement dated as of July 11, 2000 between you and the Company (the "Phantom Stock Award Agreement"). Under the terms of the Deferred Stock Award Agreement, in the event that, prior to April 28, 2004 (the vesting date), your employment with the Company is terminated (other than in connection with a change in control of the Company) by the Company other than for cause or by you for good reason, you will become vested in a pro rata portion of the deferred stock award, pursuant to the provisions of such Agreement. Under the terms of the Phantom Stock Award Agreement, in the event that, during any performance period applicable to the phantom stock unit award, your employment with the Company is terminated (other than in connection with a change in control of the Company) by the Company other than for cause, as a result of your death or disability, or by you for good reason, and if the performance standards are determined to have been met or exceeded for such performance period, you will become vested in a pro rata portion of the number of units that would otherwise vest in accordance with the provisions of such Agreement. The parties acknowledge and agree that nothing contained in the preceding two sentences is intended to change, modify or amend in any way any of the terms and provisions of the Deferred Stock Award Agreement or the Phantom Stock Award Agreement referenced above.

        (b)  The Compensation Committee of the Company's Board of Directors has approved the grant to you of an additional deferred stock award (the "Deferred Stock Award") for 50,000 shares of Common Stock of the Company pursuant to the Company's 1999 Stock Incentive Plan. The Deferred Stock will vest on September 1, 2003 if you remain employed by the Company on that date. In the event your employment with the Company is terminated by the Company without Cause (as defined in paragraph 8(b) below) or by you for Good Reason (as defined in paragraph 8(b) below) prior to September 1, 2003, you shall become vested in a pro rata portion of the award based on the number of days elapsed during the vesting period through the date of termination. The Deferred Stock Award shall be governed by a Deferred Stock Award Agreement which will be provided to you by the Company's Secretary.

        8.    Severance Benefits.

        (a)  The Company acknowledges that it previously agreed to provide you with certain severance benefits in the event your employment with the Company is terminated under certain circumstances. The Company agrees that if your employment is terminated by the Company, as a result of your death, or if you elect to terminate your employment for any reason, the Company shall pay you a lump sum amount equal to $2,160,000. You shall not be required to mitigate the amount of such severance payment by seeking other employment or otherwise, and no such payment shall be offset or reduced as a result of your obtaining new employment. Any payments provided to you under this paragraph 8 will be subject to all applicable federal, state and local taxes. Any termination of your employment shall be communicated by 30 days advance written notice of termination by the terminating party to the other party. The lump sum payment described above shall be paid by the Company on or before the effective date of your termination if your employment is terminated by the Company or if you elect to terminate your employment and within ten (10) business days if your employment is terminated as a result of your death.

        (b)  For purposes of this letter, the following terms shall be defined as follows:

            (i)  "Cause" shall mean with respect to termination of your employment hereunder (A) an act or acts of personal dishonesty by you intended to result in substantial personal enrichment of you at the expense of the Company, (B) an act or acts of personal dishonesty by you intended to cause substantial injury to the Company or an affiliate of the Company, (C) material breach (other than as a result of an injury or illness) by you of your obligations under this letter which action was (1) undertaken without a reasonable belief that the action was in the best interests of the Company or an affiliate of the Company and (2) not remedied within a reasonable period of time after receipt of written notice from the Company specifying the alleged breach, or (D) the conviction of you of a felony.

          (ii)  "Good Reason" shall mean, with respect to you, any one or more of the following:

            (A)  a material reduction in your compensation or other benefits;

            (B)  any material change in your job responsibilities, including no longer reporting to the Chief Executive Officer; provided that, so long as you retain a substantial part of your then current oversight responsibility, a transfer of a portion of your oversight responsibility shall not in and of itself constitute a material change in your job responsibilities;

            (C)  the relocation of the Company's or your principal executive office to a location outside the Minneapolis-St. Paul Metropolitan Area; and

            (D)  a failure by the Company to comply with any material provision of this Agreement which has not been cured within ten (10) days after the Company knows or has notice of such noncompliance.

In order for a Termination of Employment to be considered for Good Reason, such termination must occur within one (1) year after the event giving rise to such Good Reason. Participant's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

        9.    Non-Compete.    In consideration of the benefits provided you under this letter, you hereby acknowledge that your services are of special, unique and extraordinary value to the Company. Accordingly, in the event you resign without Good Reason or are terminated for Cause during the term hereof, you shall not at any time prior to the first anniversary of the date your employment is terminated become an employee, consultant, officer, partner or director of any airline of which at least fifty percent (50%) of its revenues were derived from activities related to the transportation of cargo or have any significant interest (i.e., 10% or more of the voting stock) in any such entity. You agree that any breach of the terms of this covenant not to compete would result in irreparable injury and damage for which there would be no adequate remedy at law, and that, in the event of said breach or any threat of breach, the Company shall be entitled to an immediate injunction and restraining order to prevent such breach or threatened breach, without having to prove damages, in addition to any other remedies to which the Company may be entitled at law or in equity. You further agree that the provisions of the covenant not to compete are reasonable. Should a court determine, however, that any provision of the covenant not to compete is unreasonable, either in period of time, geographical area, or otherwise, the parties hereto agree that the covenant should be interpreted and enforced to the maximum extent which such court deems reasonable. The provisions of this covenant not to compete shall survive any termination of this letter and your term of employment. The existence of any claim or cause of action or otherwise (other than those which arise out of or are based upon a breach of the terms of this letter) shall not constitute a defense to the enforcement of this covenant not to compete.

        10.    Indemnification.    The Company agrees to indemnify you in accordance with Attachment B hereto.

        11.    Miscellaneous.    All agreements between you and the Company are set forth in this letter agreement and this letter agreement supersedes all prior understandings, whether oral or written. No provision of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and an authorized officer of the Company. The paragraph headings herein do not add to or delete from the subject matter of this letter agreement. The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of Minnesota, without regard to principles of conflicts of laws. The invalidity or unenforceability of any provision or provisions of this letter agreement shall not affect the validity or enforceability of any other provision of this letter agreement which shall remain in full force and effect.

        12.    Arbitration.    Any and all claims or disputes relating to this Agreement and its enforcement, including, but not limited to, severance pay, insurance, pass privileges and the issue of arbitrability are subject to mandatory binding arbitration between you and the Company, except only that the Company may seek judicial enforcement in connection with any breach or threatened breach of the covenant not to compete contained in this Agreement. Arbitration shall be conducted in Minnesota in accordance with the Rules of the American Arbitration Association and shall be final and binding on both parties. In any action or proceeding brought by either you or the Company against the other relating to this Agreement, the prevailing party shall be entitled to recover from the losing party its actual and reasonable attorneys' fees, which shall not exceed the amount of fees incurred by the losing party for its/his own attorneys. The expenses of the neutral arbitrator and any court reporter shall be borne by the Company.

To indicate your understanding and acceptance of the terms and conditions of this letter, please sign where indicated below.

Sincerely yours,

/s/ Richard H. Anderson
Richard H. Anderson
Executive Vice President & Chief Operating Officer

ACCEPTED AND AGREED:

/s/ Mickey P. Foret
Mickey P. Foret

Address:
7001 Valley View Road
Edina, MN 55439

Date: October 23, 2001

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  Exhibit 10.19